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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Initial Filing)


                             FINANCIALWEB.COM, INC.
                  --------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value, $.001 per share
              ----------------------------------------------------
                         (Title of Class of Securities)


                                    31770Y108
                            ------------------------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X]      Rule 13d-1(b)
[ ]      Rule 13d-(c)
[ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

                           Page 1 of 6 Pages

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                               SCHEDULE 13G
-------------------                                            -----------------
CUSIP No. 31770Y108                                            Page 2 of 6 Pages
-------------------                                           ------------------
================================================================================
1 NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Allen Holding Inc.
---------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                  (b)  [x]
---------------------------------------------------------------------------
3  SEC USE ONLY
---------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
--------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
---------------------------------------------------------------------------
5  SOLE VOTING POWER
                  0
---------------------------------------------------------------------------
6  SHARED VOTING POWER
              0
---------------------------------------------------------------------------
7  SOLE DISPOSITIVE POWER
                  0
---------------------------------------------------------------------------
8  SHARED DISPOSITIVE POWER
                  0
--------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      979,321 (Constitutes warrants to purchase 979,321 shares of common stock)
---------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                                   [x]
---------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  15.2%
---------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
            HC
===========================================================================


                                SCHEDULE 13G
-------------------                                        --------------------
CUSIP No. 31770Y108                                           Page 3 of 6 Pages
-------------------                                        --------------------
===========================================================================
1 NAME OF REPORTING PERSON - S.S. OR I.R.S.IDENTIFICATION NO. OF ABOVE PERSON Allen & Company Incorporated
---------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                 (b)  [x]
---------------------------------------------------------------------------
3  SEC USE ONLY
---------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   New York
---------------------------------------------------------------------------
    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------
5  SOLE VOTING POWER
   979,321 (constitutes warrants to purchase 979,321 shares of common Stock)
---------------------------------------------------------------------------
6  SHARED VOTING POWER
              0
---------------------------------------------------------------------------
7  SOLE DISPOSITIVE POWER
   979,321 (constitutes warrants to purchase 979,321 shares of common stock)
---------------------------------------------------------------------------
8  SHARED DISPOSITIVE POWER
              0
---------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   979,321 (constitutes warrants to purchase 979,321 shares of common stock)
---------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                            [ ]
---------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  15.2%
---------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
            BD; CO
===========================================================================

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                                                           Page 4 of 6 Pages
                          SCHEDULE 13G

         The Reporting Persons became owners of the warrants listed in Item 4 on June 24, 1999. The Reporting Persons are therefore filing this Schedule 13G as an initial filing.

Item 1.
                  (a)      Name of Issuer:

                           FINANCIALWEB.COM, INC.

                  (b)      Address of Issuer's Principal Executive Office:

                           201 Park Place
                           Suite 321
                           Altamonte Springs, FL 32701

Item 2.           Name of Person Filing

                  (a)      Name of Person Filing:

                           Allen & Company Incorporated ("ACI")
                           Allen Holding Inc.("AHI")

                  (b)      Address of Principal Office:

                           711 Fifth Avenue
                           New York, New York 10022


(c) Citizenship/Organization:

                           ACI - New York
                           AHI - Delaware

                  (d)      Title Class of Securities:

                           Common Stock, par value, $.001 per share

                   (e)     CUSIP Number:  31770Y108



Item 3. If Statement is filed pursuant to Rules 13(d)-1(b) or 13d-2(b), check whether Person Filing is a

             (a)  [X]      ACI is a Broker-Dealer registered under Section 15 of
                           the Act.
             (g)  [X]      AHI is a parent holding company in accordance with
                           Rule 13d-1(b)(ii)(G).

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                                                            Page 5 of 6 Pages

Item 4.           Ownership.

                  (a)      Amount Beneficially Owned:
                           979,321 (constitutes warrants to purchase 979,321 shares of common stock)

                  (b)      Percent of Class:  15.2%

                  (c)      Number of Shares to Which Such Person Has:
                            (i) Sole voting power - 979,321 (constitutes warrants to purchase 979,321 shares of common stock)
                            (ii)  Shared voting power -  0
                            (iii) Sole dispositive power - 979,321 (constitutes
                                  warrants to purchase 979,321 shares of common stock
                            (iv)  Shared dispositive power - 0

Item 5.         Ownership of Five Percent or Less of a Class.
                Not Applicable.

Item 6.         Ownership of More Than Five Percent on Behalf of Another Person.
                Not Applicable.

Item 7. Identification and Classification of Members of the Subsidiary Which Acquired the Securities Being Reported on by the Parent Holding Company.
                Not Applicable.

Item 8.         Identification and Classification of Members of the Group.
                Not Applicable.

Item 9.         Notice of Dissolution of Group.
                Not Applicable.

Item 10.        Certification.
By signing below

 I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                                         Page 6 of 6 Pages




Signature: After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  July 19, 1999


ALLEN & COMPANY INCORPORATED

       /x/ Gaetano J. Casillo
By:-----------------------------
Name:  Gaetano J. Casillo
Title: Vice President


ALLEN HOLDING INC.

           /x/ Gaetano J. Casillo
By:----------------------------
Name:  Gaetano J. Casillo
Title: Vice President

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